Exhibit 99.57

Sandspring Provides Update on Receipt of NI 43-101 Technical Report

May 11, 2011 - SANDSPRING RESOURCES LTD. (SSP: TSX-V) (“Sandspring” or the “Company”) is pleased to announce the publication of an updated NI 43-101 technical report titled “TECHNICAL REPORT, UPDATED RESOURCE ESTIMATE AND PRELIMINARY ECONOMIC ASSESSMENT OF THE TOROPARU GOLD-COPPER DEPOSIT, UPPER PURUNI RIVER AREA, GUYANA” (NI 43-101 & 43-101F1, P&E Report No. 208)”.

This report supports the latest Mineral Resource Update and the Preliminary Economic Assessment of the Toroparu Gold-Copper Project, released on the March 21, 2011 and March 22, 2011, respectively. The document may be found under Company’s profile at www.sedar.com or on the Company’s website at www.sandspringresources.com.

Sandspring is presently drilling with four diamond drill rigs at its Toroparu project and in surrounding areas. The drilling will expand resources within the Toroparu deposit area, and test new targets to the Northwest of Toroparu where anomalous gold values have been found in collected geochemical soil samples. Sandspring’s Vice-President of Exploration, Mr. Werner Claessens, states: “there is good potential to find extensions of the existing deposit and satellite deposits in the Toroparu area and a new deposit elsewhere on the Upper Puruni concession.” An additional 60,000m of drilling is planned for this year that will include some infill drilling as Sandspring prepares for its Definitive Feasibility Study. However, the emphasis of the 2011 drill campaign will be to identify resource growth and drill new targets. Pre-feasibility level testing of metallurgical and geotechnical parameters is also underway. Additional drill assay results are pending.

Sandspring is also pleased to announce that on May 5th the Company hosted an industry analyst tour of the Toroparu Project.

Parties in attendance included:

RBC Capital Markets
Scotia Capital Inc.
Cormark Securities Inc.
Jennings Capital Inc.
Dahlman Rose & Company, LLC
UBS Securities Canada Inc.
Macquarie Capital Markets Canada Ltd.

Sandspring Resources Ltd. is a well-financed Canadian mineral exploration and development company which, through its wholly-owned Guyanese medium-scale mining company ETK Inc., is seeking to advance the Toroparu Gold-Copper Project to a large-scale bedrock production in the Republic of Guyana, South America, a mining friendly jurisdiction.

The technical summary and forward-looking statements in this press release have been reviewed and approved by Abraham Drost, P.Geo., a Qualified Person under the requirements of National Instrument 43-101.

For Further Information, Please Contact:

Investor Relations
Sandspring Resources Ltd.
8000 S. Chester Street, Suite 375
Centennial, Co 80122 USA
Tel: (720) 854-0104
Email: info@sandspringresources.com

This news release includes certain forward-looking statements concerning the future performance of our business, its operations and its financial performance and condition, as well as management's objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend" and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management. All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and the availability of financing, as described in more detail in our recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements and we caution against placing undue reliance thereon. Sandspring Resources Ltd. has an ongoing obligation to disclose material information, as it becomes available.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

1The independent NI 43-101 compliant Preliminary Economic Assessment prepared by P&E Mining Consultants Inc. of Brampton, Ontario included a Measured and Indicated Mineable Portion of the Resource of 2.67 million ounces of gold and 253 million pounds of copper contained within 91.5 million tonnes at a grade of 0.91 g/t gold and 0.13% copper and Inferred Mineable Portion of the Resource of 1.27 million ounces of gold and 89 million pounds of copper contained within 91.5 million tonnes at a grade of 0.91 g/t gold and 0.13% copper constrained at a 0.5g/t gold-equivalent cutoff.

2